Form SD
Specialized Disclosure Report
 For Conflict Minerals

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
CONFLICT MINERALS

BioTelemetry, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	000-55039	46-2568498
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1000 Cedar Hollow Road Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

Peter Ferola, Senior Vice President & General Counsel 610-729-0212
(Name and telephone number, including area code, of
the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at www.gobio.com/investors/corporate-governance/* as well as the U.S. Securities and Exchange Commission’s EDGAR database at www.sec.gov.

Item 1.02    Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01    Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

*
The reference to BioTelemetry, Inc.'s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BioTelemetry, Inc.

May 31, 2019	By:	/s/ Peter Ferola

		Name:	Peter Ferola
		Title:	Senior Vice President and General Counsel